NO ACT

PE 1-16-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09038767

March 17, 2009

J. Scott Melton
Assistant General Counsel,
Corporate Governance Officer
and Secretary
Denny's Corporation
203 East Main Street
Spartanburg, SC 29319

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-17-09

Re: Denny's Corporation
Incoming letter dated January 16, 2009

Dear Mr. Melton:

This is in response to your letters dated January 16, 2009 and February 23, 2009 concerning the shareholder proposal submitted to Denny's by The Humane Society of the United States. We also have received letters from the proponent dated February 12, 2009 and February 25, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosure

cc: Leana Stormont
The Humane Society of the United States
2100 L Street, NW
Washington, DC 20037

March 17, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Denny's Corporation
Incoming letter dated January 16, 2009

The proposal encourages Denny's to commit to selling at least 10 percent cage-free eggs by volume.

We are unable to concur in your view that Denny's may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Denny's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE HUMANE SOCIETY
OF THE UNITED STATES

February 25, 2009

VIA ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Response to Denny's Corporation Letter of Feb. 23, 2009, following up on No Action Request of January 16, 2009

Ladies and Gentlemen:

The Humane Society of the United States ("HSUS") is writing to address the response made by Denny's Corporation ("Denny's" or the "Company") in their letter dated February 23, 2009, which was a reply to our letter of February 12, 2009. In an effort to resolve this matter swiftly, we are responding immediately and briefly, and without reiterating the substantive arguments in our letter responding to the Company's request for no action relief. We stand by our letter dated February 12, 2009. There is nothing in the Company's latest correspondence that negates the substantive distinctions that we identified in prior Staff rulings. The principled distinctions developed in prior Staff letters, as set forth in our letter dated February 12, 2009, were accurate and are applicable to the present case.

The Company does not deny that the proposal is rooted in compelling principles of animal care and welfare. Instead, the Company seeks to mischaracterize the subject matter of the resolution in order to avoid the significant social policy issue plainly implicated by the proposal—i.e., the cruel confinement of egg-laying hens. The Company argues, "the subject matter of the Proposal fundamentally differs from the subject matter of the proposals that were at issue in those [*Wendy's International Inc.* (avail. Feb. 19, 2008) ("*Wendy's*") and *Chipotle Mexican Grill, Inc.* (avail. Feb. 20, 2008) ("*Chipotle*")] Staff decisions." (Denny's response letter, p. 1). The only support offered for distinguishing these decisions is a single word in the resolution, which requests that "the Company commit to *sell* a percentage of 'cage-free eggs by volume,'" whereas the proposal [at issue] in *Wendy's* requested the company *purchase* a percentage of its eggs from cage-free hens." What is conspicuously absent, however, is any explanation for why this simple difference in language use contained in two functionally analogous proposals somehow changes the principle distinction that made *Wendy's* and *Chipotle* not excludable. Thus, the Company's effort to mischaracterize the proposal's subject matter is supported by nothing more than semantic chicanery.

The fundamental problem with the Company's response is that it ignores the social significance of animal welfare altogether and the animal cruelty issues implicated by the cruel confinement of egg-laying hens and eggs. Instead of acknowledging that it is in the business of producing and serving meals, of which eggs are a core ingredient, the company claims it should be treated in the same manner as consumer product retailers engaged in marketing tens of thousands of widely-varying products such as cigarettes, tobacco, or personal care products. But no matter how hard it tries, the Company cannot turn an apple into an orange.

Notably the Company does not even try to explain how its reliance on the vendor/manufacturer distinction can be reconciled with *Wendy's* and *Chipotle*. Instead, the Company merely regurgitates the same argument proffered in its original request for a no action letter. The Company makes much of the fact that it "does not produce any of the eggs it sells, nor is it affiliated with any of the more than 20 egg producers from which the Company purchases eggs during the course of a year." (Denny's response letter, p. 2). However, whether the Company likes it or not, the Staff's decisions in *Wendy's* and *Chipotle* make it abundantly clear that where, as here, a resolution is directed towards a restaurant that implicates animal cruelty issues associated with mainstay products the restaurant sells, that resolution is *not* subject to exclusion under Rule 14a-8(i)(7). The Company continues to ignore the salient fact that, like Denny's, neither Wendy's nor Chipotle were manufacturers. As we explained in our previous letter, we believe the Staff's decisions in *Wendy's* and *Chipotle* reflect principled distinctions that are applicable in the present case.

We respectfully reiterate our request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request and that it will take enforcement action if it fails to include the proposal in its 2009 proxy materials.

Please contact me by phone at (202) 676-2336 or email at lstormont@hsus.org with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Very truly yours,

Leana Stormont

Leana Stormont
Attorney

cc: G. Thomas Waite III, Treasurer and Chief Financial Officer, The Humane Society of the United States, via electronic mail at GWaite@hsus.org

J. Scott Melton, Assistant General Counsel, Corporate Governance Officer and Secretary, Denny's, via electronic mail at SMelton@Dennys.com

203 East Main Street, Spartanburg, SC 29319
864-597-8000

February 23, 2009

VIA E-MAIL AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Letter from The Humane Society of the United States dated February 12, 2009 regarding a Shareholder Proposal by The Humane Society of the United States

Ladies and Gentlemen:

On January 16, 2009, Denny's Corporation, a Delaware corporation (the "Company"), submitted a letter (the "No-Action Request") seeking confirmation that the staff (the "Staff") of the Securities and Exchange Commission will not recommend enforcement action if the Company excludes the shareholder proposal dated December 12, 2008 (the "Proposal") from The Humane Society of the United States (the "Proponent") from its 2009 proxy materials in reliance upon Rule 14a-8(i)(7) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

In response to the No-Action Request, the Proponent has sent the Staff a letter dated February 12, 2009 (the "Response Letter"). The Company wishes to reply to the position expressed in the Response Letter. In compliance with Rule 14a-8(j) promulgated under the Exchange Act, enclosed on the Company's behalf are six copies of this letter, which sets forth a response to the Response Letter and rearticulates the grounds on which the Company proposes to omit the Proposal from its proxy materials. Also enclosed is an additional copy of this letter, which we request to have file-stamped and returned in the enclosed postage-prepaid envelope. As required by Rule 14a-8(j), a copy of this letter also is being sent to the Proponent.

The Response Letter fails to explain why the Proposal does not involve the ordinary business operations of the Company for two reasons: (i) the Response Letter misapplies two recent Staff decisions to the Proposal by overlooking substantive differences between the proposals at issue in those decisions and the Proposal and (ii) the Response Letter misinterprets previous no-action letters issued by the Staff by articulating an unsubstantiated "massive retailer" standard instead of the established "vendor/manufacturer" distinction. *See* the Response Letter, pp. 10-11.

First, the Response Letter misapplies two recent Staff decisions to the Proposal by ignoring that the subject matter of the Proposal fundamentally differs from the subject matter of the proposals that were at issue in those Staff decisions. The Proposal encourages the Company "to commit to *selling* at least 10 percent cage-free eggs by volume." *See* the Proposal (emphasis added). Conversely, the proposal in the first decision cited in the Response Letter, *Wendy's International Inc.* (avail. Feb. 19, 2008) *("Wendy's")*, requested the company's "board of directors issue a report to shareholders on the economic feasibility of the company's *purchasing*, within 12 months, a percentage of its eggs from hens who are not confined to cages." *Id.* (emphasis added). While the proposal in *Wendy's* requested that the company *purchase* a percentage of its eggs from cage-free hens, the Proposal requests that the Company commit to *sell* a percentage of "cage-free eggs by volume." *See* the Proposal. Instead of dealing with the Company's relationship with its suppliers like the proposal in *Wendy's*, the Proposal instead focuses on a particular product that the Company sells, and, for the reasons outlined in the No-Action Request, is excludable because this involves the ordinary business operations of the Company (*i.e.*, sale of a particular product).

The other recent Staff decision that the Response Letter misapplies to the Proposal is *Chipotle Mexican Grill, Inc.* (avail. Feb. 20, 2008) *("Chipotle")*. Much like the proposal in *Wendy's*, the proposal in *Chipotle* dealt with the company's supplier relationships in encouraging "the board to give *purchasing preference to suppliers* that use or adopt controlled-atmosphere killing (CAK)." *Id.* (emphasis added). As in *Wendy's*, the proposal in *Chipotle* focused on the company's relationship with suppliers. Far from being "virtually on all fours" with the *Chipotle* proposal, the Proposal asks the Company to commit to sell a particular product. *See* the Response Letter, p. 9. The Response Letter misapplies both *Wendy's* and *Chipotle* to the Proposal by ignoring the substantive differences between the proposals at issue in those decisions and the Proposal.

Second, the Response Letter fails to establish why the vendor/manufacturer distinction applicable to proposals involving ordinary business operations does not apply to the Proposal. The Response Letter falls short of acknowledging that, even when a proposal regarding the selection of products for sale may be deemed to raise significant policy issues, the Staff has consistently drawn a distinction between vendors and manufacturers of products. Contrary to the Response Letter's assertion that the distinction of "whether a company is a manufacturer or a vendor" is a "false dichotomy," the Staff has consistently concurred with this distinction. The No-Action Request cites several instances in which the Staff has agreed that proposals dealing with the selection of products – even products that that may be deemed by some to be controversial – are excludable when the company is a vendor of the product at issue. *See, e.g., Wal-Mart Stores, Inc.* (avail. Mar. 24, 2008) (proposal involving the company's cage-free egg policy); *Lowe's Companies, Inc.* (avail. Feb. 1, 2008) and *The Home Depot, Inc.* (avail. Jan. 24, 2008) (proposals involving the sale of glue traps); *PetSmart, Inc.* (avail. Apr. 14, 2006) (proposal involving the sale of birds); *Wal-Mart Stores, Inc.* (avail. Mar. 9, 2001) (proposal involving the sale of handguns and ammunition); and *Albertson's, Inc.* (avail. Mar. 18, 1999), *Walgreen Co.* (avail. Sept. 29, 1997) and *J.C. Penney Company, Inc.* (avail. Mar. 3, 1997) (proposals involving the sale of tobacco products). As stated in the No-Action Request, the Company does not produce any of the eggs it sells, nor is it affiliated with any of the more than 20 egg producers from which the Company purchases eggs during the course of a year. *See* the No-Action Request, p. 2. The Response Letter fails to recognize the Company's status as a vendor.

Besides overlooking the distinction between "producers and vendors of products," the Response Letter, in place of this well established precedent, attempts to create a new distinction between retailers that sell a smaller number of products and companies that "buy and resell numerous and diverse consumer products." *See* the Response Letter, p. 10. The Response Letter asserts that socially charged product proposals are excludable when the company is a "massive retailer" but not excludable when the Company is a mere "restaurant chain." *Id.*, p. 11. Besides failing to cite any precedent to support this novel "massive retailer" distinction, the Response Letter leads the Staff to an illogical conclusion, namely, that determining what products a "massive retailer" will sell is an ordinary business operation of that company while determining what products a "restaurant chain" will sell is not. The Response Letter fails to demonstrate why the vendor/manufacturer distinction is inapplicable to the Proposal.

For the reasons outlined in the No-Action Request, the Proposal may be properly excluded because the Proposal involves the ordinary business operations of the Company (*i.e.*, sale of a particular product). The Company respectfully requests again that the Staff not recommend any enforcement action if the Proposal is omitted from its definitive proxy materials for its 2009 annual meeting of shareholders.

In order to facilitate transmission of the Staff's response to our request, our facsimile number is (864) 597-8950 and the Proponent's facsimile number is (202) 778-6132. Please call the undersigned at (864) 597-8672 if you have any questions or need additional information.

Thank you for your consideration.

Sincerely,

J. Scott Melton
Assistant General Counsel,
Corporate Governance Officer
and Secretary

THE HUMANE SOCIETY
OF THE UNITED STATES

February 12, 2009

VIA ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal to Denny's Corporation Regarding Cage-Free Eggs, Submitted by The Humane Society of the United States for Inclusion in the 2009 Proxy Materials

Ladies and Gentlemen:

The Humane Society of the United States ("HSUS" or the "Proponent") is the beneficial owner of common stock of Denny's Corporation ("Denny's" or the "Company") and has submitted a shareholder proposal related to the Company's purchases of cage-free eggs.

This letter is filed in response to a letter dated January 16, 2009, submitted to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") claiming the proposal relates to the Company's ordinary business operations and may be excluded under Rule 14a-8(i)(7) (the "Rule"). We have reviewed the proposal, as well as the Company's letter, and it is our opinion that the proposal must be included in the Company's 2009 proxy materials and that it is not excludable under the Rule.

A copy of this letter is being emailed concurrently to J. Scott Melton, Assistant General Counsel, Corporate Governance Officer and Secretary, Denny's Corporation.

SUMMARY

The proposal, under which shareholders would vote to encourage the Company to commit to selling at least ten percent cage-free eggs by volume, may not be excluded under Rule 14a-8(i)(7) for two reasons. First, the proposal implicates broad and significant social and public policy considerations for which the ordinary business exclusion does not apply. Second, the Company is a restaurant chain that has made eggs and egg products a core and substantial element of its menu items, thus the ordinary business exclusion regarding product selection by consumer goods retailers is inapplicable.

THE PROPOSAL

For the Staff's convenience, the proposal is set forth in its entirety below:

Whereas, Denny's Corporation (the Corporation) has already committed to sell cage-free eggs and in a May 2007 article, the Corporation's Director of Public Relations is quoted: "Denny's has long advocated humane animal handling practices among our suppliers."

Typically, caged egg-laying hens are confined in wire battery cages with only 67 square inches of cage space per bird—less than a letter-sized sheet of paper—on which to spend nearly their whole lives. The space is so small the birds cannot even spread their wings.

The prestigious Pew Commission on Industrial Farm Animal Production—an independent panel including former US Secretary of Agriculture Dan Glickman—concluded after an extensive two-year study that battery cages for laying hens should be phased out.

The Center for Food Safety states: "Extreme intensive confinement can have potentially serious public health and food safety implications and should be phased out as is being done in the European Union." The largest study ever performed comparing Salmonella risk in battery cage versus cage-free egg production found that factory farms crowding hens in tiny cages had up to 25-times greater odds of being infected with Salmonella than cage-free flocks. And the Union of Concerned Scientists warns: "Many confined animal feeding operations (CAFOs) use crates and cages to crowd too many animals into too small an area. Raising animals in these unnatural and unhealthy environments pollutes water and air, lowers property values in neighboring rural communities, and prompts harder-to- treat human diseases resulting from excessive antibiotic use."

In October 2008, *The New York Times* editorial board noted: "[Industrial farming] means endless rows of laying hens kept in battery cages so small that the birds cannot even stretch their wings. **No philosophy can justify this kind of cruelty, not even the philosophy of cheapness.**" [emphasis added]

In November, Californians overwhelmingly passed the Prevention of Farm Animal Cruelty Act, criminalizing the confinement of laying hens in battery cages (with a phase-out period), punishable by jail time and fines. More than eight million Californians voted in favor of the measure, making it the most popular initiative on the ballot. California, in addition to being our nation's most populous state, is home to more than 600 Denny's restaurants.

Competitors of the Corporation such as Burger King, Carl's Jr., and Hardee's are using cage-free eggs. In addition to these competitors, other major players in the restaurant, supermarket, and food-service industries and scores of universities are already moving in that direction. Corporate policies and legislation are also reflecting this shift.

RESOLVED, shareholders encourage the Corporation to commit to selling at least 10 percent cage-free eggs by volume.

2100 L Street, NW Washington, DC 20037 t 202.452.1100 f 202.778.6132 *humanesociety.org*

SUPPORTING STATEMENT

In the proponents' opinion, our company risks loss of business and reputation by not switching to cage-free eggs. By phasing in at least 10 percent cage-free eggs, Denny's can keep pace with competitors and better meet public expectations about animal welfare.

We urge you to vote FOR the resolution.

ANALYSIS

I. The Proposal is not excludable under the ordinary business exception because it relates to a major social policy issue facing the Company.

The Company asserts the proposal may be excluded from the proxy because it deals with a matter of ordinary business, namely "the sale of a particular product." (Request for no action letter, p. 2). However, the proposal is not an attempt to micro-manage or control the Company's day-to-day operations. Rather, the proposal is rooted in compelling principles of animal care and welfare—issues of social policy that are of considerable concern to the average restaurant patron. In March 2008, *Nation's Restaurant News* reported that patrons were willing to pay more for cage-free eggs for several reasons including, "concern[ ] about the welfare of the animals that produce our food."[1]

The resolution merely encourages the Company to increase its cage-free egg purchases—a matter related to corporate policy that advances the Company's stated commitment to animal welfare and its decision in 2008 to begin purchasing cage-free eggs.

In order for a proposal to be excludable under the Rule, the Company must demonstrate two things. The proposal must not only pertain to a matter of ordinary company business, but it must also fail to raise a significant policy issue. The Staff has long recognized that a proposal "focusing on significant social policy issues . . . generally would not be considered excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release No. 34-40018 (May 21, 1998). The Company bears the burden of demonstrating the proposal does not involve substantial policy or other considerations.

The substance of the proposal implicates issues that are, and will continue to be, the subject of significant concern, debate, and controversy. Reducing cruel confinement conditions for egg-laying hens is a significant social policy issue. According to a 2007 poll by food industry consultant Technomic, "[A]nimal welfare was the third most important social issue for diners. A majority of those diners also said they'd frequent socially responsible restaurants more often."[2]

---

[1] Elizabeth Licata, *When Diners Know 'Cage-Free' Isn't Free, They Generally Don't Mind Paying More*, NATION'S RESTAURANT NEWS, March 31, 2008, at 50.

[2] Nancy Luna, *Restaurants Adopt Humanity*, Orange County Register, May 11, 2007 (*available at* http://www.ocregister.com/ocregister/money/article_1690888.php).

Nearly all of the 280 million egg-laying hens in the U.S. spend their entire productive lives confined in barren, wire battery cages. Row upon row of stacked wire cages, as many as five tiers high, confine thousands if not hundreds of thousands of birds in warehouse-style buildings as long as football fields. There is an extensive body of evidence that confirms that egg-laying hens confined in battery cages suffer immensely. The unrelenting confinement and severe overcrowding have a devastating impact on the birds' health and welfare.

Confined seven or eight to a cage, battery-caged hens can barely move. Hens often get parts of their bodies trapped in parts of the cages leading to severe trauma and often death. Due to severely restricted movement that caged-hens are forced to endure, birds suffer from physical abnormalities due to lack of exercise. The inability to engage in normal movements causes a number of physical ailments, including osteoporosis and reproductive and liver problems. Broken bones are particularly common among egg-laying hens, who "suffer significant osteoporosis," according to the International Veterinary Information Service. Dr. Michael Baxter, formerly with the Agricultural Engineering Unit, Scottish Agricultural College, explains, "The fact that hens are restricted from exercising to such an extent that they are unable to maintain the strength of their bones is probably the greatest single indictment of the battery cage. The increased incidence of bone breakage which results is a serious welfare insult."

Further, battery cages prevent hens from engaging in nearly all normal behaviors, including nesting, perching, and dustbathing—all of which are critically important to hens' behavioral health and welfare. Nesting is so critical to hen welfare that Nobel Prize winner and author Dr. Konrad Lorenz, characterizes battery caged hens' inability to lay eggs in a nest, "The worst torture to which a battery hen is exposed. . . . For the person who knows something about animals it is truly heart-rending to watch how a chicken tries again and again to crawl beneath her fellow cage-mates to search there in vain for cover."[3]

The birds are stressed to the point that they exhibit pathologically abnormal behaviors when confined in battery cages. In an attempt to prevent stress-induced behaviors caused by extreme crowding, such as pecking cage-mates to death, hens are kept in semi-darkness, and one-third to one-half of their highly innervated, sensitive beaks are cut off with a hot blade without the benefit of painkillers or analgesics of any kind. This mutilation and resulting tissue and nerve damage causes acute and often chronic pain for hens.

The wire mesh of the cages rubs against the birds' feathers causing feather damage including broken and abraded feathers, leaving exposed skin that makes the hen particularly vulnerable to pecking by cage-mates. These hens have no opportunity to escape and are often pecked to death. The wire floors of battery cages are sloped so eggs can roll forward onto conveyor belts and be carried away for processing. The unnatural angle of the sloped floors and the wire itself can cause extensive foot damage including lesions, fissures, broken claws, and other crippling conditions. These are the ills the resolution encourages the board to address.

---

[3] Konrad Lorenz, *Animals Are Sentient Beings: Konrad Lorenz On Instinct and Modern Factory Farming*, 34 DER SPIEGEL, 264.

Many large chains have acquiesced to public pressure and moved toward less-cruel food purchasing practices. Across the country, major corporations from retail chains to tech giants are taking a stand against battery cage cruelty. Burger King, Quizno's, Denny's, Carl's Jr., and Hardee's are beginning to move away from cage eggs. National grocery chains such as Whole Foods Market refuse to sell any battery egg and maintain exclusively cage-free egg policies. Trader Joe's has converted all of its brand eggs to cage-free. Other grocers such as Safeway and Harris Teeter have issued purchasing preferences for cage-free eggs and have explicitly urged their suppliers to move away from battery cage confinement.

The world's largest food-service provider, Compass Group, is phasing out cage shell eggs for all its 8,000 U.S. accounts. This announcement followed Bon Appétit's decision to phase out cage eggs for all of its 400 cafés, including major corporate clients such as Yahoo!, Oracle Corporation, Cisco Systems, Adidas, Best Buy, and Nordstrom. Chartwells and Guckenheimer, two more of the largest U.S.-owned food service companies, have made similar decisions.

Wolfgang Puck has ended his use of cage eggs. Restaurant chains Burgerville and Finagle A Bagel have instituted cage-free egg policies, while Bruegger's is exclusively using cage-free eggs in its Wisconsin, Vermont, Virginia, District of Columbia, and Western Massachusetts bagel cafés. Ben & Jerry's is phasing out its use of cage eggs as well. Even companies such as AOL and Google exclusively use cage-free eggs in their employee cafeterias. Chicago's Swedish Covenant Hospital will only serve cage-free eggs to its patients, and Omni Hotels will not serve battery cage eggs to its hotel guests in its 40 locations. In additions, more than 350 schools have enacted policies to eliminate or greatly decrease their use of eggs from caged hens, including Harvard, University of Minnesota, Princeton University, Dartmouth College, University of California-Berkeley, University of Wisconsin-Madison, Tufts University, and Georgetown University.

This issue has also been making news. As the *Los Angeles Times* recently reported,

> As the concept of treating farm animals humanely has become more accepted by the public, there has been an increase in demand for eggs from cage-free hens. Restaurateur Wolfgang Puck said last year he would not use eggs from caged hens. Major chains that are using some cage-free hens' eggs include Denny's, Carl's Jr. and Hardee's. Numerous college and corporate cafeterias have switched to such eggs.[4]

In October 2008, *The New York Times*, reported,

> Industrial farming is increasingly on American's minds. In the last decade, the best-selling book "Fast Food Nation," by Eric Schlosser, was followed by "The Omnivore's Dilemma," by Michael Pollan. These books tap into animal-welfare concerns as well as the increasing preoccupation with where our milk, beef and

[4] Carla Hall, Jerry Hirsch, *Prop. 2 Unlikely to Hike Egg Prices*, L.A. TIMES, Nov. 6, 2008, at 1 (emphasis added).

eggs come from. Are they organic? Hormone-free? Locally grown? Humanely treated? Cage-free?[5]

Prior to the historic passage of Proposition 2 in California last November, which makes it unlawful (following a six-year phase out period) to confine egg-laying hens in a manner that does not allow the birds to perform normal movements and postural adjustments, an article in *The San Francisco Chronicle* reported:

> The ballot measure is very simple .... All we're asking is that animals are able to stand up, turn around, lie down and extend their wings. It's the difference between an existence and a life'
>
> The measure comes at a time when animal rights issues have grabbed the national spotlight, and the consumer demand for cage-free eggs has captured the attention of national chain stores and fast-food restaurants.
>
> Supporters say not only will laying hens have healthier lives if they are raised in chicken houses where they are free to roam the floor, but the price of cage-free eggs will go down.[6]

In fact, there is no shortage of media coverage on the welfare problems inherent with battery cages or the growth of cage-free egg sales. A non-exhaustive sampling of quotes from these articles proves the point that this is a substantial public policy issue:

- "Egg farms are increasing their production of cage-free eggs - spending hundreds of thousands of dollars to convert barns by tearing out cages, installing new floors, reconfiguring feed and water lines, and changing ventilation systems."[7]
- "The toy industry had its Tickle Me Elmo, the automakers the Prius and technology its iPhone. Now, the food world has its latest have-to-have-it product: the cage-free egg."[8]
- "Under the program, the [Wolfgang Puck owned] restaurants will eliminate from their menus foie gras, eggs from battery-caged hens, and crated veal and pork; expand their vegetarian offerings; and only serve certified sustainable seafood."[9]

---

[5] Maggie Jones, *The Barnyard Strategist*, N.Y. TIMES, Oct. 26, 2008, at MM.

[6] Stacy Finz, *A Challenge to Caging of Food Animals*, S.F. CHRON., Sept. 30, 2008, at B5.

[7] *Caged Chickens May Be On The Way Out*, ASSOCIATED PRESS (Oct. 25, 2007) (*available at* http://media.www.bgnews.com/media/storage/paper883/news/2007/10/25/Nation/Caged.Chickens.May.Be.On.The.Way.Out-3055217.shtml).

[8] Kim Severson, *Suddenly, The Hunt Is On for Cage-Free Eggs*, N.Y. TIMES, Aug. 12, 2007 (*available at* http://www.nytimes.com/2007/08/12/us/12eggs.html).

[9] Jerry Shriver, *Wolfgang Puck puts mercy on menu across USA*, USA TODAY, Mar. 23, 2007 (*available at* http://www.usatoday.com/travel/destinations/2007-03-22-wolfgang-puck_N.htm).

Thus, there can be no doubt that a major animal welfare policy is involved where, as here, the Company is "America's largest full-service family restaurant chain" and purchases millions of eggs annually. According to the Company's website, "Denny's is best known for its breakfasts served around the clock."[10] With regard to egg purchases, in 2007 the Company stated, "We are the largest purchaser of medium shell eggs."[11] Denny's CEO, Nelson Marchioli, also recently stated that the Company's purchases of liquid egg products are "considerable."[12] Further, the most recent public information regarding Denny's use of eggs or egg products claimed that in 2003 the Company used 464 million eggs.[13] Thus, the use of eggs or egg products is a principal business matter for Denny's. Because a very significant portion of the Company's business involves the sale of prepared foods that contain eggs or egg products, this is not a minute portion of the company's business operation. Instead, it is a mainstay of the operation and part of the company's business and brand identity. As explained below, Denny's clearly understands the basic business reality that the Company's fiscal wellbeing is affected by the reputation associated with its breakfasts, which are served 24-hours a day, as well as with the extent to which its breakfast foods are implicated in inhumane practices.

The Company has publicly stated, "'We want to take a strong stand against animal cruelty' . . . ." In fact, when an investigation revealed rampant animal abuse at a House of Raeford slaughterhouse that supplied poultry meat to the Company, it stated, "'Denny's has long advocated humane animal handling practices among our suppliers."[14] Denny's also issued a press release regarding its decision to suspend the supplier:

> In announcing its suspension of purchases from House of Raeford, Denny's reaffirmed its commitment to hold its suppliers accountable for implementing an animal welfare program within their operations. Though Denny's does not own, raise, transport or slaughter any animals, the company continues to work within the family restaurant industry to strengthen animal welfare standards and promotes a constructive dialogue with legitimate animal rights organizations on the issue of animal welfare and its realization among Denny's suppliers.[15]

---

[10] Denny's website (*available at* http://www.dennys.com/en/cms/Company+Info/30.html).

[11] Disclosure Wire, Denny's Corporation at CIBC World Markets 7th Annual Consumer Growth Conference (July 11, 2007).

[12] Denny's Corporation Q3 2008 Earnings Call Transcript at p. 4. (emphasis added) (*available at* http://seekingalpha.com/article/102528-dennys-corporation-q3-2008-qtr-end-09-24-08-earnings-call-transcript).

[13] Feedstuffs, *Denny's Restaurants Served 464 Million Eggs*, June 7, 2004.

[14] Martha Rosenberg, *Denny's Dumps Supplier Following Graphic Video of Bird Abuse*, May 31, 2007, (*available at* http://www.opednews.com/articles/genera_martha_r_070531_denny_s_dumps_suppli.htm).

[15] Press Release, Denny's Corporation, Denny's Suspends Purchases from Poultry Supplier (May 22, 2007) (*available at* http://www.businesswire.com/portal/site/google/?ndmViewId=news_ view&newsId. =20070521006422&newsLang=en).

Denny's has repeatedly expressed opposition to animal cruelty. For example, when Denny's learned that a wild boar was killed during a live radio broadcast during which two Denny's ads were aired, the Company pulled all advertising spots from the radio station stating, "We don't tolerate any cruelty to animals . . . ."[16] Further, in 2008, Denny's posted the following statement on its corporate website and on its menus: "Beginning in 2008, a portion of Denny's egg purchases will be cage-free."[17]

The Company's own statements and actions reveal that animal welfare is a significant social and public policy issue for the Company. Most importantly, by currently purchasing cage-free eggs, Denny's unequivocally demonstrates that it understands that supporting cage-free eggs is both a worthwhile investment in improved animal welfare, and one that is important to Denny's patrons.

The Company has acknowledged the proposal focuses on "animal-friendly" foods and the plain language of the resolution cannot be seriously understood as anything other than a social policy-related proposal. The Staff has long supported the public policy rationale and disallowed "ordinary business" exclusion of resolutions against "unnecessary cruelty to animals."

The prominence of humane treatment of animals as a social issue was long ago found by the courts to be a significant enough reputational issue that even if the issue related to less than .05% of a company's business, it can be a significant enough reputational issue that the resolution should be allowed to appear on the proxy. *Lovenheim v. Iriquois Brands, Ltd.*, 618 F. Supp. 554, 561 and note 16 (D.D.C. 1985) (proposal related to mistreatment of animals and procedure of force feeding geese was not excludable under Rule 14a-8(i)(5)).

In numerous prior decisions the fact that a proposal focused on animal welfare was a reason to permit it to appear on the proxy, even though it might have related to some aspects of ordinary business. *See for example, Outback Steakhouse, Inc.* (March 6, 2006) (poultry slaughter methods); *Wendy's Int'l, Inc.* (Feb. 8, 2005) (involving food safety and inhumane slaughter of animals purchased by fast food chains); *Hormel Foods Corp.* (Nov. 10, 2005) (proposal to establish committee to investigate effect of "factory farming" on animals whose meat is used in Company products, and make recommendations concerning how the Company can encourage the development of more humane farming techniques); *Wyeth* (February 4, 2004) (animal testing); *American Home Products Corp.* (January 16, 1996) (animal testing); and *American Home Products Corp.* (February 25, 1993) (animal testing). Also consider *Bristol-Myers Squibb Company* (March 7, 1991) in which a shareholder was allowed to recommend "that, with regard to cosmetics and non-medical household products, the Company: (1) immediately stop all animal tests not required by law; and (2) begin to phase out those products which in management's opinion cannot, in the near future, be legally marketed without live animal testing." In that case, the Staff specifically stated, "the proposal relates not just to a decision whether to discontinue a particular product but also to the substantial policy issue of the humane treatment of animals in product development and testing." See also, *PepsiCo., Inc.* (March 9, 1990) ("factory farming"); *Proctor & Gamble Co.*

---

[16] Pamela Davis, *Companies Pull Ads in Wake of Boar Killing*, ST. PETERSBURG TIMES, March 16, 2001 at 1B.

[17] *See, e.g.* Denny's Menu (*available at* http://www.dennysmichigan.com/breakfast.html).

(July 27, 1988) (live animal testing); and *Avon Products, Inc.* (March 30, 1988) (animal testing).

II. The "sale of a particular product" rationale for ordinary business exclusion does not apply to a restaurant chain that has staked a significant portion of its menu and reputation on use of the product in question.

The Company erroneously attempts to draw a distinction in prior Staff decisions applying the "sale of a particular product" ordinary business exclusion between producers and vendors of products. The Company argues, "As with the sale of animal-friendly foods, the sales of firearms and tobacco can be socially charged and controversial issues. Nevertheless, the Staff has maintained the distinction between the manufacturer and the vendor of products at issue in such stockholder proposals." (Request for no action letter, p. 3). The Company acknowledges that at least with respect to some manufacturers (gun manufacturers), proposals relating to the sale of a particular product that raise a public policy issue are not generally excludable. The Company attempts to group Denny's with the consumer product vendors (excludable) rather than product producers (nonexcludable). As explained in detail below, this distinction cannot be distilled from a complete reading of the Staff decisions.

In order for the Company to fabricate this distinction it was necessary for it to ignore two important recent Staff decisions relating to restaurant chains that involved materially similar facts, and in which an analogous argument was rejected by the Staff. In *Wendy's International Inc.* (Feb. 19, 2008) ("*Wendy's*"), People for the Ethical Treatment of Animals ("PETA") submitted a proposal to the fast food restaurant chain Wendy's requesting that the board issue a report on the economic feasibility of committing to purchase a percentage of its eggs from cage-free hens. One of the arguments Wendy's advanced in its no action letter was that the proposal would involve choices regarding suppliers. Wendy's also asserted that the resolution inappropriately attempted to determine the selection of particular products: "[T]he Proponent is requesting a report regarding the purchasing of menu products sold by Wendy's, which falls squarely within the fundamental day-to-day operations of the management of Wendy's." The Staff denied Wendy's request for no action relief.

The differences between the proposal in *Wendy's* and the present proposal are immaterial. PETA's proposal sought a report on the economic feasibility of committing the company to purchase a percentage of cage-free eggs when the company sold none, whereas in the instant case the proposal would allow shareholders to encourage the Company to increase its commitment to animal welfare by purchasing at least ten percent of its eggs from cage-free facilities. The Company essentially advances the same failed argument Wendy's mounted, namely, that a proposal submitted to a restaurant concerning the humane implications of its menu items is excludable under the Rule. (Request for no action letter, p. 3). This argument failed in *Wendy's*. So too here, the Company's argument suffers from the same flawed reasoning the Staff rejected in *Wendy's*.

In addition to *Wendy's*, the Company completely ignores another highly relevant recent Staff ruling. The instant case is virtually on all fours with the Staff's decision in *Chipotle Mexican Grill, Inc.* (Feb. 20, 2008) ("*Chipotle*"). In this case, as in *Chipotle*, shareholders "encourage[d] the board to give purchasing preference" to suppliers that use or adopt more humane slaughter practices. The Staff declined Chipotle's request saying it was "unable to concur in your [Chipotle's] view that Chipotle may exclude the proposal under rule 14a-8(i)(7)."

The differences in the proposal in *Chipotle* and the instant proposal are also not material to the vendor/manufacturer distinction the Company argues to buttress its position. The Staff has impliedly, if not expressly, declined to rely on the previous Staff decisions the Company relies on in attempting to sustain its burden.

Denny's argument is premised on a false dichotomy—that the exclusion hinges on whether a company is a manufacturer or a vendor. For example, the Company relies on *Wal-Mart Stores, Inc.* (March 9, 2001) to claim the instant proposal is excludable under the Rule. However, in *Wal-Mart Stores, Inc.* the proposal involved a massive consumer retailer whose principal business did not involve firearm sales and the proposal sought to halt company's sales of handguns and ammunition. The Staff stated the proposal was excludable. The Company then cites *Sturm, Ruger & Company, Inc.* (March 5, 2001) to support its either-or fallacy. In *Sturm, Ruger & Company, Inc.* (March 5, 2001) a proposal was submitted to the manufacturer of firearms and ammunition requesting a report on the company's policies directed at stemming gun violence. The Staff denied the no action request and stated that the proposal was not excludable where the company's principal business was the manufacture and sale of firearms. Denny's rigid and unduly binary reading of the Staff's decisions is belied by the *Wendy's* and *Chipotle* decisions.

Both *Wendy's* and *Chipotle* demonstrate that when a major social policy issue is involved the distinction is really between a resolution which focuses on a core product that a company produces for sale to consumers (for which policies related to humanely sourcing materials would not be an excludable product selection choice, regardless of whether the company is a restaurant or manufacturer), and companies that simply buy and resell numerous and diverse consumer products.

The correct distinction also divides between companies for whom the product in question is a core element for a substantial portion of their sales, as is the case with eggs utilized by Denny's in its breakfast menu. As the Staff's decisions in *Wendy's* and *Chipotle* make clear, resolutions directed towards restaurants that request the restaurant to examine animal cruelty issues or other issues associated with their mainstay products are not subject to exclusion based on "product selection."

The Company cites the Staff's recent decision in *Wal-Mart Stores, Inc.* (March 24, 2008) ("*Wal-Mart*") claiming, "the Staff has agreed that proposals dealing with the sale of a particular product, including cage-free eggs, involve the ordinary business operations of a company and are thus excludable under Rule 14a-8(i)(7)." (Request for no action letter, p. 3). The Company fares no better under the Staff's decision in *Wal-Mart* because the nature of the businesses are distinguishable—that is, Wal-Mart is a massive retailer that sells thousands of products whereas Denny's is a restaurant that makes egg-based foods a primary and substantial portion of its business. In *Wal-Mart*, the Staff permitted the retailer to exclude from its proxy materials a proposal that requested (i) a report on the company's cage-free policy in the United Kingdom, (ii) a discussion of issues surrounding the adoption of a similar policy in the United States, and (iii) a discussion of the company's domestic activities and its decision to sell a "particular product", that is, cage-free shell eggs. The Staff agreed that the proposal was excludable "under Rule 14a-8(i)(7), as relating to Wal-Mart's ordinary business operations (*i.e.*, the sale of a particular product). The Company cites the *Wal-Mart* case and similar Staff decisions (*e.g., Albertson's, Inc.* (March 18, 1999) *and J.C. Penny Company Inc.* (March 3, 1997)) (both involved proposals to halt the sale of tobacco products); *Lowe's Companies, Inc.* (Feb. 1, 2008), *The Home Depot, Inc.* (Jan. 24, 2008) and *PetSmart, Inc.* (Apr. 14, 2006) despite salient facts that distinguish these cases from the instant case. *Wendy's* and *Chipotle* are far more factually analogous.

Thus while the Staff has permitted massive retailers such as Wal-Mart, Albertson's, Inc., and Lowe's Companies, Inc., to exclude proposals seeking to halt the sale or advertisement of one of the thousands of products they sell, even where the proposal at issue touched on an important social issue, the present case is distinguishable because the proposal is directed to a restaurant chain which has made the sale of egg-based menu items a primary and substantial aspect of its business.

Conclusion

As demonstrated above, the proposal is not excludable under the asserted Rule. The proposal embraces a significant social and public policy issue, and involves ameliorating the mistreatment of animals. The sale of food items containing eggs and egg products is a very substantial portion of the Company's business, so that the social policy implications override the question of whether this relates to ordinary business. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request and that it will take enforcement action if it fails to include the proposal in its 2009 proxy materials. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

Leana Stormont
Attorney

cc: G. Thomas Waite III, Treasurer and Chief Financial Officer, The Humane Society of the United States, via electronic mail only at GWaite@hsus.org

J. Scott Melton, Assistant General Counsel, Corporate Governance Officer and Secretary, Denny's, via electronic mail at SMelton@Dennys.com and Certified Mail

203 East Main Street, Spartanburg, SC 29319
864-597-8000

Denny's

January 16, 2009

VIA E-MAIL AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal by The Humane Society of the United States

Ladies and Gentlemen:

Denny's Corporation, a Delaware corporation (the "Company"), has received a shareholder proposal dated December 12, 2008 (the "Proposal", attached as Appendix A), from The Humane Society of the United States (the "Proponent") for inclusion in the Company's proxy statement for its 2009 annual meeting of shareholders (the "2009 Annual Meeting"). The Company believes it properly may omit the Proposal from its proxy materials for the 2009 Annual Meeting for the reasons discussed below. The Company respectfully requests confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the Proposal from its proxy materials in reliance upon Rule 14a-8(i)(7) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company intends to mail or otherwise make available to shareholders, on or about April 10, 2009, its definitive proxy statement and form of proxy in conjunction with its 2009 Annual Meeting. That meeting currently is scheduled to be held on May 20, 2009. The Company intends to file definitive copies of its proxy materials with the Commission at the same time the proxy materials are first mailed or made available to shareholders.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed on the Company's behalf are six copies of each of (i) the Proposal and (ii) this letter, which sets forth the grounds on which the Company proposes to omit the Proposal from its proxy materials. Also enclosed are an additional copy of this letter, which we request to have file-stamped and returned in the enclosed postage-prepaid envelope, and copies of correspondence related to the Proposal. As required by Rule 14a-8(j), a copy of this letter also is being sent to the Proponent as notice of the Company's intention to omit the Proposal from the Company's definitive proxy materials.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, the Company is taking this opportunity to inform the Proponent that if the proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal resolves that shareholders encourage the Company "to commit to selling at least 10 percent cage-free eggs by volume."

BASIS FOR EXCLUSION

The Company hereby respectfully requests that the Staff concur in its view that the Proposal may be excluded from its proxy materials for the 2009 Annual Meeting pursuant to Rule 14a-8(i)(7) because the Proposal involves the ordinary business operations of the Company.

BACKGROUND

The Company owns and operates the Denny's restaurant brand, and the Company sells eggs at its restaurants. While some of the eggs supplied to the Company are cage-free, some of the eggs sold by the Company are produced by third parties that do not use cage-free operations. The Company does not produce any of the eggs it sells, nor is it affiliated with any of the more than 20 egg producers from which the Company purchases eggs during the course of a year.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Involves the Ordinary Business Operations of the Company.

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy materials if such proposal "deals with a matter relating to the company's ordinary business operations." The general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release the Staff noted that the policy underlying the ordinary business exclusion "rests on two central considerations." *Id.* The first consideration, which relates to the proposal's subject matter, is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

The Staff has agreed that proposals dealing with the sale of a particular product, including cage-free eggs, involve the ordinary business operations of a company and are thus excludable under Rule 14a-8(i)(7). Recently in *Wal-Mart Stores, Inc.* (avail. Mar. 24, 2008) *("Wal-Mart")*, the Staff allowed the company to exclude from its proxy materials a proposal that requested (i) a report on the viability of the company's United Kingdom cage-free egg policy, (ii) a discussion of any issues raised that would affect a similar move forward in the United States and (iii) a description of what the company was doing in the domestic market to forward its position on this issue, because the proposal related to the company's decision to sell a particular product. The Staff in *Wal-Mart* agreed that this proposal was excludable "under Rule 14a-8(i)(7), as relating to Wal-Mart's ordinary business operations (*i.e.*, sale of a particular product)." *Id.*; *see also Lowe's Companies, Inc.* (avail. Feb. 1, 2008) and *The Home Depot, Inc.* (avail. Jan. 24, 2008) (proposals involving animal welfare by encouraging the companies to end their sales of glue traps were excludable as they dealt with the sale of a particular product) and *PetSmart, Inc.* (avail. Apr. 14, 2006) (proposal requesting a report on ending the company's sale of birds was excludable as it dealt with the sale of a particular product).

The Company believes that it may exclude the Proposal in reliance on Rule 14a-8(i)(7), because the Proposal involves the ordinary business operations of the Company. The Proposal attempts to determine what kind of product the Company may sell, which is one of the day-to-day business functions of the Company as a vendor of eggs and other food products. Ascertaining the availability of eggs, including cage-free eggs, and the availability of suppliers to meet the demands of the Company's customers, as well as pricing considerations and the myriad other decisions that go into product purchasing decisions, are the kinds of highly detailed matters with which shareholders are ill suited to be involved.

In the 1998 Release, the Staff noted that certain proposals "relating to such [day-to-day business] matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable." *See* the 1998 Release. However, the Staff has consistently drawn a distinction between the manufacturer and the vendor of products with respect to proposals dealing with products that may be deemed to raise significant policy issues and has repeatedly taken the position that proposals regarding the selection of products for sale relate to a vendor's ordinary business operations and are excludable. In *Wal-Mart*, the proposal that requested a report on the company's cage-free egg policy was excludable "under Rule 14a-8(i)(7), as relating to Wal-Mart's ordinary business operations (*i.e.*, sale of a particular product)." As with the sale of animal-friendly foods, the sales of firearms and tobacco can be socially charged and controversial issues. Nevertheless, the Staff has maintained the distinction between the manufacturer and the vendor of products at issue in such stockholder proposals. In *Wal-Mart Stores, Inc.* (avail. Mar. 9, 2001), a proposal requesting that the company stop selling handguns and their accompanying ammunition was excludable, while in *Sturm, Ruger & Company, Inc.* (avail. Mar. 5, 2001), a proposal seeking a report on company policies aimed at "stemming the incidence of gun violence in the United States" where the company's "principal business continues to be the manufacture and sale of firearms" was not excludable. *Albertson's, Inc.* (avail. Mar. 18, 1999), *Walgreen Co.* (avail. Sept. 29, 1997) and *J.C. Penney Company, Inc.* (avail. Mar. 3, 1997) are additional examples of situations where the Staff found that proposals that retailers stop selling a particular controversial product (*e.g.*, tobacco products) were excludable under Rule 14a-8(i)(7).

In the instant case, as in *Wal-Mart*, the Company does not produce any of the eggs it sells. Instead, the Company purchases all of its eggs from third parties and then sells eggs to its customers. The Proposal requests that the Company sell a certain kind of product. Determining what products the Company will or will not sell is among the ordinary business operations of the Company which the Commission has made clear should be left to management and the board of directors of the Company. It is impractical for shareholders to make such decisions at an annual meeting. The Proposal is therefore excludable under Rule 14a-8(i)(7).

CONCLUSION

Based on the foregoing, the Company believes that it may omit the Proposal from its definitive proxy materials for its 2009 Annual Meeting, and the Company respectfully requests that the Staff not recommend any enforcement action if the Proposal is omitted from such proxy materials.

In order to facilitate transmission of the Staff's response to our request, our facsimile number is (864) 597-8950 and the Proponent's facsimile number is (202) 778-6132. Please call the undersigned at (864) 597-8672 if you have any questions or need additional information.

Thank you for your consideration.

Sincerely,

J. Scott Melton
Assistant General Counsel,
Corporate Governance Officer
and Secretary

APPENDIX A

STOCKHOLDERS' PROPOSAL

See attached.

THE HUMANE SOCIETY
OF THE UNITED STATES

December 12, 2008

Mr. Alex Lewis
Vice President, Investor Relations and Treasurer
Denny's Corporation
203 E. Main Street, P-11-6
Spartanburg, SC 29319

Via email: ir@dennys.com

Dear Mr. Lewis:

Enclosed with this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2009 annual meeting. You will receive a letter under separate cover from The Humane Society of the United States' (HSUS') brokerage firm, Goldman Sachs, confirming ownership of 3,248 shares of Denny's Corp. common stock. The HSUS has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2009 shareholders meeting.

Please contact me if you need any further information or have any questions. If Denny's Corp. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 301-258-3018 or via email at twaite@humanesociety.org.

Thank you for your assistance.

Very truly yours,

G. Thomas Waite, III
Treasurer, CFO

GTW/dlm

Enclosure: 2009 Shareholder Resolution

2100 L Street, NW Washington, DC 20037 t 202.452.1100 f 202.778.6132 *humanesociety.org*

Shareholder Resolution

Whereas, Denny's Corporation (the Corporation) has already committed to sell cage-free eggs and in a May 2007 article, the Corporation's Director of Public Relations is quoted: "Denny's has long advocated humane animal handling practices among our suppliers."

Typically, caged egg-laying hens are confined in wire battery cages with only 67 square inches of cage space per bird--less than a letter-sized sheet of paper—on which to spend nearly their whole lives. The space is so small the birds cannot even spread their wings.

The prestigious Pew Commission on Industrial Farm Animal Production—an independent panel including former US Secretary of Agriculture Dan Glickman—concluded after an extensive two-year study that battery cages for laying hens should be phased out.

The Center for Food Safety states: "Extreme intensive confinement can have potentially serious public health and food safety implications and should be phased out as is being done in the European Union." The largest study ever performed comparing Salmonella risk in battery cage versus cage-free egg production found that factory farms crowding hens in tiny cages had up to 25-times greater odds of being infected with Salmonella than cage-free flocks. And the Union of Concerned Scientists warns: "Many confined animal feeding operations (CAFOs) use crates and cages to crowd too many animals into too small an area. Raising animals in these unnatural and unhealthy environments pollutes water and air, lowers property values in neighboring rural communities, and prompts harder-to-treat human diseases resulting from excessive antibiotic use."

In October 2008, *The New York Times* editorial board noted: "[Industrial farming] means endless rows of laying hens kept in battery cages so small that the birds cannot even stretch their wings. **No philosophy can justify this kind of cruelty, not even the philosophy of cheapness**." [emphasis added]

In November, Californians overwhelmingly passed the Prevention of Farm Animal Cruelty Act, criminalizing the confinement of laying hens in battery cages (with a phase-out period), punishable by jail time and fines. More than eight million Californians voted in favor of the measure, making it the most popular initiative on the ballot. California, in addition to being our nation's most populous state, is home to more than 600 Denny's restaurants.

Competitors of the Corporation such as Burger King, Carl's Jr., and Hardee's are all using cage-free eggs. In addition to these competitors, other major players in the restaurant, supermarket, and food-service industries and scores of universities are already moving in that direction. Corporate policies and legislation are also reflecting this shift.

RESOLVED, shareholders encourage the Corporation to commit to selling at least 10 percent cage-free eggs by volume.

SUPPORTING STATEMENT

In the proponents' opinion, our company risks loss of business and reputation by not switching to cage-free eggs. By phasing in at least 10 percent cage-free eggs, Denny's can keep pace with competitors and better meet public expectations about animal welfare.

We urge you to vote FOR the resolution.

Goldman, Sachs & Co. | 71 South Wacker Drive, Suite 500 | Chicago, Illinois 60606
Tel: 877-228-2958 | Fax: 312-655-5156

Goldman Sachs

December 16, 2008

Rhonda J. Parish
Corporate Secretary
Denny's Corporation
203 E. Main Street
Spartanburg, SC 29319

RE: The Humane Society of the United States***FISMA & OMB Memorandum M-07-16***

Dear Ms. Parish:

We are providing this letter to you at the request of our client, The Humane Society of the United States (HSUS), to confirm certain information regarding assets held in the above-referenced account (HSUS) maintained with Goldman, Sachs & Co.

This letter serves as confirmation to verify that as of the close of business on December 15, 2008, The Humane Society of the United States is the beneficial owner of 3,248 shares of Denny's Corp. common stock. The account has continuously held shares valued of a minimum of $2,000.00 for at least one year prior to and including the date of this letter.

Please contact me at 312-655-5307 if you need any additional information.

Sincerely,

Jay Page

This letter is provided for your information only and should be handled in a confidential manner. This information is provided at your request as an accommodation to you in the review of your investment activity. This material is based upon information included in our records and/or information received from you and/or a third party. We do not represent that such information is accurate or complete and it should not be relied upon as such. Prices shown in the material do not necessarily reflect realizable values. In the event of any discrepancy between the information contained herein and the information contained in your monthly account statements at Goldman Sachs or another institution, the latter shall govern. Information and opinions are as of the date of this material only and are subject to change without notice.

CORRESPONDENCE RELATED TO THE PROPOSAL

See attached.

203 East Main Street, Spartanburg, SC 29319
864-597-8000

Mail Stations P-12-2
Legal Department
Direct Dial (864)597-8672
Fax (864)597-8950

December 23, 2008

VIA ELECTRONIC MAIL, FACSIMILE AND FEDERAL EXPRESS

Mr. G. Thomas Waite, III
The Humane Society of the United States
2100 L Street, NW
Washington, DC 20037

Dear Mr. Waite:

This letter is written in response to the shareholder proposal of the Humane Society of the United States ("HSUS"), submitted via e-mail and by letter dated December 12, 2008 for inclusion in the proxy statement for the 2009 annual meeting of shareholders of Denny's Corporation (the "Company").

Please be advised that HSUS has failed to meet the procedural/eligibility requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for the following reason. The attached broker verification letter, submitted in connection with the proposal, does not sufficiently verify that HSUS has beneficially held the requisite number of shares of the Company's stock for a period of one year prior to December 12, 2008 (i.e., the date of the shareholder proposal of HSUS).

Please note that pursuant to Rule 14a-8, HSUS has 14 days from the receipt of this notice of deficiency in which to respond to the Company.

If you have any question regarding this notice of deficiency, you may contact me at smelton@dennys.com or (864) 597-8672.

Sincerely,

J. Scott Melton
Assistant General Counsel,
Corporate Governance Officer,
and Secretary

JSM:km

"Great Food and Great Service by Great People... Every Time!"

Goldman, Sachs & Co. | 71 South Wacker Drive, Suite 500 | Chicago, Illinois 60606
Tel: 877-228-2958 | Fax: 312-655-5156

Goldman Sachs

December 16, 2008

Rhonda J. Parish
Corporate Secretary
Denny's Corporation
203 E. Main Street
Spartanburg, SC 29319

RE: The Humane Society of the United States***FISMA & OMB Memorandum M-07-16***

Dear Ms. Parish:

We are providing this letter to you at the request of our client, The Humane Society of the United States (HSUS), to confirm certain information regarding assets held in the above-referenced account (HSUS) maintained with Goldman, Sachs & Co.

This letter serves as confirmation to verify that as of the close of business on December 15, 2008, The Humane Society of the United States is the beneficial owner of 3,248 shares of Denny's Corp. common stock. The account has continuously held shares valued of a minimum of $2,000.00 for at least one year prior to and including the date of this letter.

Please contact me at 312-655-5307 if you need any additional information.

Sincerely,

Jay Page

Goldman, Sachs & Co. | 71 South Wacker Drive, Suite 500 | Chicago, Illinois 60606
Tel: 312-655-5096 | Tel: 877-228-2958 | Fax: 312-655-5156 | e-mail: jay.page@gs.com

Jay F. Page
Vice President
Private Wealth Management
Investment Management Division

Goldman Sachs

December 29, 2008

J. Scott Melton
Assistant General Counsel,
Corporate Governance Officer,
and Secretary
Denny's Corporation
203 E. Main Street
Spartanburg, SC 29319
Fax: (864)597-8950

RE: The Humane Society of the United States ***FISMA & OMB Memorandum M-07-16***

Dear Mr. Melton:

We are providing this letter to you at the request of our client, The Humane Society of the United States (HSUS), to confirm certain information regarding assets held in the above-referenced account (HSUS) maintained with Goldman, Sachs & Co.

This letter serves as confirmation to verify that as of the close of business on December 12, 2008, The Humane Society of the United States is the beneficial owner of 3,248 shares of Denny's Corp. common stock and that The HSUS has continuously held shares at least $2,000.00 in market value for at least one year prior to and including December 12, 2008.

Please contact me at 312-655-5307 if you need any additional information.

Sincerely,

Jay Page

This letter is provided for your information only and should be handled in a confidential manner. This information is provided at your request as an accommodation to you in the review of your investment activity. This material is based upon information included in our records and/or information received from you and/or a third party. We do not represent that such information is accurate or complete and it should not be relied upon as such. Prices shown in the material do not necessarily reflect realizable values. In the event of any discrepancy between the information contained herein and the information contained in your monthly account statements at Goldman Sachs or another institution, the latter shall govern. Information and opinions are as of the date of this material only and are subject to change without notice.